                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               BORDEN CHEMICALS AND
                          PLASTICS LIMITED PARTNERSHIP
                                (Name of Issuer)


                                   Common Unit
                                   -----------
                         (Title of Class of Securities)


                                  099541 20 3
                                  -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                October 23, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 8 pages)

                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3

------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   MARC H. KOZBERG
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the appropriate box if a member of a               (a)     X
group (see instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................     50,000

     (8) Shared voting power..............................    400,000

     (9) Sole dispositive power...........................     50,000

    (10) Shared dispositive power.........................    400,000
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by                   450,000
each reporting  person.
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in Row (11)...   1.2%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------






                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   BRUCE E. HENDRY
I.R.S. Identification Nos. of above persons
(entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the appropriate  box if a member of a              (a)     X
group (see instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................   1,091,300

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   1,091,300

    (10) Shared dispositive power........................    -0-
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by                   1,091,300
each reporting person.
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in
Row (11)...                                                  3.0%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------



                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   DR. DEMETRE NICOLOFF
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................   100,000

     (8) Shared voting power..............................   400,000

     (9) Sole dispositive power...........................   100,000

    (10) Shared dispositive power.........................   400,000
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                       500,000
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in
Row (11)...                                                  1.4%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------




                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   G. JAMES SPINNER
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the  appropriate  box if a member of a
group (see  instructions)                                    (a)     X
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    50,000

     (8) Shared voting power..............................   400,000

     (9) Sole dispositive power...........................    50,000

    (10) Shared dispositive power.........................   400,000
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                       450,000
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in Row (11)....  1.2%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------




                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   ROBERT H. PAYMAR
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................   100,000

     (8) Shared voting power..............................   400,000

     (9) Sole dispositive power...........................   100,000

    (10) Shared dispositive power.........................   400,000
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                       500,000
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in Row (11)...   1.4%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------




                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   STANLEY I. BARENBAUM
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................    50,000

     (8) Shared voting power..............................   400,000

     (9) Sole dispositive power...........................    50,000

    (10) Shared dispositive power.........................   400,000
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            450,000
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in Row (11)...   1.2%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------







                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------

(1) Names of reporting persons............................   JAMES A. POTTER
I.R.S. Identification Nos. of above persons
(entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       PF
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   USA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................   40,000

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   40,000

    (10) Shared dispositive power.........................   -0-
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            40,000
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.1%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   IN
------------------------------------------------------------ ---------------------------------------





                                  SCHEDULE 13D
                              CUSIP NO. 099541 20 3
------------------------------------------------------------ ---------------------------------------
(1) Names of reporting persons............................   SUMMIT CAPITAL APPRECIATION FUND LP
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------ ---------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                             ---------------------------------------
                                                             (b)
------------------------------------------------------------ ---------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------ ---------------------------------------
(4) Source of funds (see instructions)                       WC
------------------------------------------------------------ ---------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------ ---------------------------------------
(6) Citizenship or place of organization..................   MINNESOTA
------------------------------------------------------------ ---------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................   400,000

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   400,000

    (10) Shared dispositive power.........................   -0-
------------------------------------------------------------ ---------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            400,000
------------------------------------------------------------ ---------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------ ---------------------------------------
(13) Percent of class represented by amount in Row (11)...   1.1%
------------------------------------------------------------ ---------------------------------------
(14) Type of reporting person (see instructions)..........   PN
------------------------------------------------------------ ---------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------
         This statement relates to the voting Common Units of Borden Chemicals and Plastics Limited Partnership (the "Issuer"), a Delaware limited partnership, having its principal place of business at Highway 73, Geismar, Louisiana 70734.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------
         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"):

1.       Marc H. Kozberg
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Mr. Kozberg is an investor and is employed by Dougherty Summit
         Securities LLC

2.       Bruce E. Hendry
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Mr. Hendry is an investor and is employed by Dougherty Summit
         Securities LLC

3.       James A. Potter
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Mr. Potter is an investor and is employed by Dougherty Summit
         Securities LLC

4.       Dr. Demetre Nicoloff
         920 East 28th Street
         Minneapolis, MN  55407
         Dr. Nicoloff is a physician with an office at the above address.

5.       G. James Spinner
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Mr. Spinner is an investor and is employed by Dougherty Summit
         Securities LLC

6.       Robert H. Paymar
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Mr. Paymar is an investor and is employed by Dougherty Summit
         Securities LLC


7.       Stanley I. Barenbaum
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Mr. Barenbaum is an investor and is self employed

8.       Summit Capital Appreciation Fund LP
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4000
         Minneapolis, MN  55402
         Summit Capital Fund Appreciation Fund LP is a limited partnership organized in Minnesota. SCA Management Partners L.L.P., a Minnesota
         limited liability partnership, is the general partner of Summit Capital
         Appreciation Fund LP. Messrs. Kozberg, Nicoloff, Spinner, Paymar, and
         Barenbaum are the partners of SCA Management Partners L.L.P.

         None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each individual Holder is a citizen of the United States. Summit Capital Appreciation Fund LP is a limited partnership organized in Minnesota.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------
         The Common Units of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------
         See Item 3. The Holders have acquired the Common Units of the Issuer for investment purposes. Although the Holders have no plans to acquire additional Common Units of the Issuer, they specifically reserve the right to purchase additional Common Units of the Issuer or to sell

Common Units if they deem it in their best interest. The Holders specifically reserve the right to communicate with other Unit holders of the Issuer regarding matters of common concern as Unit holders of the Issuer. The Holders do not have any plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions, but the Holders do intend to explore opportunities to enhance Unit holder value. In that regard, the Holders, through Mr. Kozberg and Mr. Hendry, expect to continue to hold discussions with management of the Issuer on maximizing Unit holder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------
         Information with respect to the aggregate number, and percentage, of all outstanding Common Units beneficially owned as of October 27, 1998 by each of the Holders is set forth below:

                                                               Percentage of
         Name                      Number of Common Units     Outstanding Units
         ----                      ----------------------     -----------------
         Marc H. Kozberg                 450,000*                   1.2%
         Bruce E. Hendry               1,091,300                    3.0%
         Dr. Demetre Nicoloff            500,000*                   1.4%
         G. James Spinner                450,000*                   1.2%
         Robert H. Paymar                500,000*                   1.4%
         Stanley I. Barenbaum            450,000*                   1.2%
         James A. Potter                  40,000                    0.1%
         Summit Capital
            Appreciation Fund LP         400,000                    1.09%

--------------
* Includes 400,000 Common Units owned by Summit Capital Appreciation Fund LP.

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

         According to the Issuer's most current filing with the SEC, the Issuer has 36,750,000 Common Units outstanding. The Holders, at the present time, collectively own 1,881,300 Units of the Issuer's Common Units (including the Units owned by the limited partners of the general partner of Summit Capital Appreciation Fund LP noted above, constituting approximately 5.12% of all of the outstanding voting Common Units). Transactions by the Holders in Common Units of the Issuer in the last 60 days are as follows:

                                                      TYPE OF             NUMBER OF                PRICE/
          NAME                        DATE          TRANSACTION             UNITS                  UNIT
          ----                        ----          -----------           ---------                -------
Robert H. Paymar                    08/28/98            Buy                   3,100              3.3125
SCAF, LP*                           09/01/98            Buy                   3,000              3.09
Robert H. Paymar                    09/01/98            Buy                  10,000              3.0917
James A. Potter                     09/02/98            Buy                   2,500              3.125
SCAF, LP                            09/02/98            Buy                  10,000              2.95
SCAF, LP                            09/02/98            Buy                  45,000              3.10
Robert H. Paymar                    09/03/98            Buy                   5,000              3.00
Bruce H. Hendry                     09/15/98            Buy                 128,800              3.1773
James A. Potter                     09/15/98            Buy                   5,000              3.1773
Robert H. Paymar                    09/15/98            Buy                   6,900              3.1773
Bruce H. Hendry                     09/16/98            Buy                  32,600              3.4268
Bruce H. Hendry                     09/17/98            Buy                  57,200              3.465
Bruce H. Hendry                     09/18/98            Buy                  36,500              3.4777
Bruce H. Hendry                     09/21/98            Buy                  25,000              3.3875
Bruce H. Hendry                     09/22/98            Buy                  25,000              3.4125
Bruce H. Hendry                     09/23/98            Buy                   3,000              3.4375
Bruce H. Hendry                     09/24/98            Buy                  68,500              3.4375
Bruce H. Hendry                     09/25/98            Buy                   8,400              3.4375
Bruce H. Hendry                     10/07/98            Buy                  38,000              3.125
Bruce H. Hendry                     10/07/98            Buy                 140,000              2.9848
James A. Potter                     10/08/98            Buy                   5,000              2.9807
SCAF, LP                            10/15/98            Buy                  15,000              3.04
SCAF, LP                            10/20/98            Buy                  25,000              2.87
Dr. Demetre Nicoloff                10/20/98            Buy                  11,400              2.87
G. James Spinner                    10/21/98            Buy                  10,000              3.00
James A. Potter                     10/23/98            Buy                  10,800              3.00
Bruce H. Hendry                     10/23/98            Buy                  24,300              2.9279
Bruce H. Hendry                     10/23/98            Buy                  49,000              3.0869
Marc H. Kozberg                     10/23/98            Buy                  36,000              2.93
G. James Spinner                    10/23/98            Buy                  20,000              2.875

------
*Summit Capital Appreciation Fund LP


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998

                                                    /s/ Bruce E. Hendry
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998

                                                    /s/ Marc H. Kozberg
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998

                                                    /s/ Dr. Demetre Nicoloff
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998

                                                    /s/ G. James Spinner
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998

                                                    /s/ Robert H. Paymar
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998
                                                    /s/ Stanley I. Barenbaum
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  October 27, 1998

                                                    /s/ James A. Potter
                                                    ---------------------------

                                    SIGNATURE
         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 27, 1998
                                            SUMMIT CAPITAL APPRECIATION
                                            FUND LP


                                            By:  SCA Management Partners L.L.P.

                                                 By: /s/ Marc H. Kozberg
                                                     --------------------------
                                                     Marc H. Kozberg, a partner

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership is being filed on behalf of each of the undersigned.


                                        /s/ Bruce E. Hendry
                                        ---------------------------------------


                                        /s/ Marc H. Kozberg
                                        ---------------------------------------


                                        /s/ Dr. Demetre Nicoloff
                                        ---------------------------------------


                                        /s/ G. James Spinner
                                        ---------------------------------------


                                        /s/ Robert H. Paymar
                                        ---------------------------------------


                                        /s/ Stanley I. Barenbaum
                                        ---------------------------------------


                                        /s/ James A. Potter
                                        ---------------------------------------


                                        SUMMIT CAPITAL APPRECIATION
                                         FUND LP


                                        By:  SCA Management Partners L.L.P.

                                             By:  /s/ Marc H. Kozberg
                                                  -----------------------------
                                                  Marc H. Kozberg, a partner